UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 18, 2022, Lilium N.V. (the “Company”) entered into definitive agreements with certain qualified investors for the purchase and sale, in a private placement (the “PIPE”), of (i) 69,024,939 of the Company’s class A ordinary shares, nominal value €0.12 per share (“Class A Shares”), at a price of $1.30 per share, and (ii) warrants exercisable for an aggregate of 34,512,466 Class A Shares, with an exercise price of $1.30 per share. In addition, the Company commenced a registered direct offering (the “Registered Direct Offering”) to issue to other qualified investors (i) 22,499,997 Class A Shares, at a price of $1.30 per share, and (ii) warrants exercisable for an aggregate of 11,249,997 Class A Shares, with an exercise price of $1.30 per share. Citigroup Capital Markets Inc., B. Riley Securities, Inc. and Piper Sandler & Co. are acting as placement agents for both offerings. The closing of the Registered Direct Offering is not conditioned on the closing of the PIPE, but the closing of the PIPE is conditioned on the Company raising at least $115.0 million in gross proceeds, in the aggregate, in the Registered Direct Offering and the PIPE. See "Funding Needs" in Exhibit 99.1 attached hereto.

The Class A Shares being sold pursuant to the Registered Direct Offering are being offered by the Company pursuant to an effective shelf registration on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File No. 333-267719) and declared effective on October 12, 2022.

The PIPE and the Registered Direct Offering are expected to close on or around November 22, 2022, or shortly thereafter in the case of the PIPE.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Attached as Exhibit 99.1 to this Report on Form 6-K is an update regarding certain business information relating to the Company, and attached as Exhibit 99.2 is an updated description of the Company’s capital stock reflecting the general meeting held in October 2022.

Incorporation by Reference

The contents of this Report on Form 6-K and of Exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2022	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Business Overview Disclosure
99.2	Description of Capital Stock